                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                                Semele Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   8166 18 201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 Gary D. Engle, President, Equis Financial Group
                  200 Nyala Farms, Westport, Connecticut 06880
                                 (203) 341-0555
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 9, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------              ---------------------------------
CUSIP No. 8166 18 201                          Page 2 of 12 Pages
--------------------------------              ---------------------------------


---------- ---------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Gary D. Engle

---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /X/
                                                                     (b) / /

---------- ---------------------------------------------------------------------
3.         SEC USE ONLY

---------- ---------------------------------------------------------------------
4.         SOURCE OF FUNDS
           OO

---------- ---------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         / /

---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

---------- ---------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
          SHARES                  736,794
                            ----- ----------------------------------------------
       BENEFICIALLY         8.    SHARED VOTING POWER
         OWNED BY                 None

                            ----- ----------------------------------------------
           EACH             9     SOLE DISPOSITIVE POWER
        REPORTING                 654,654
                            ----- ----------------------------------------------
          PERSON            10.   SHARED DISPOSITIVE POWER
           WITH                   None
---------- ---------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           736,794

---------- ---------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                        / /

---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           35.4%

---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           IN

---------- ---------------------------------------------------------------------

--------------------------------              ---------------------------------
CUSIP No. 8166 18 201                          Page 3 of 12 Pages
--------------------------------              ---------------------------------

---------- ---------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           AFG Hato Arrow Limited Partnership
           I.R.S. I.D. No. 04-3144610

---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /X/
                                                                     (b) / /

---------- ---------------------------------------------------------------------
3.         SEC USE ONLY

---------- ---------------------------------------------------------------------
4.         SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         / /

---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts

---------- ---------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
          SHARES                  63,544

                            ----- ----------------------------------------------
       BENEFICIALLY         8.    SHARED VOTING POWER
         OWNED BY                 None

                            ----- ----------------------------------------------
           EACH             9.    SOLE DISPOSITIVE POWER
        REPORTING                 63,544

                            ----- ----------------------------------------------
          PERSON            10.   SHARED DISPOSITIVE POWER
           WITH                   None

---------- ---------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           63,544

---------- ---------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                        / /

---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.1%

---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           PN

---------- ---------------------------------------------------------------------

--------------------------------              ---------------------------------
CUSIP No. 8166 18 201                           Page 4 of 12 Pages
--------------------------------              ---------------------------------

---------- ---------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           AFG Dove Arrow Limited Partnership
           I.R.S. I.D. No. 04-3140602

---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /X/
                                                                     (b) / /

---------- ---------------------------------------------------------------------
3.         SEC USE ONLY

---------- ---------------------------------------------------------------------
4.         SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         / /

---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts

---------- ---------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
          SHARES                  61,673

                            ----- ----------------------------------------------
       BENEFICIALLY         8.    SHARED VOTING POWER
         OWNED BY                 None

                            ----- ----------------------------------------------
           EACH             9.    SOLE DISPOSITIVE POWER
        REPORTING                 61,673

                            ----- ----------------------------------------------
          PERSON            10.   SHARED DISPOSITIVE POWER
           WITH                   None

---------- ---------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           61,673

---------- ---------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                        / /

---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.0%

---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           PN

---------- ---------------------------------------------------------------------

--------------------------------              ---------------------------------
CUSIP No. 8166 18 201                          Page 5 of 12 Pages
--------------------------------              ---------------------------------

---------- ---------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           AIP/Larkfield Limited Partnership
           I.R.S. I.D. No. 04-3082082

---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /X/
                                                                     (b) / /

---------- ---------------------------------------------------------------------
3.         SEC USE ONLY

---------- ---------------------------------------------------------------------
4.         SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         / /

---------- ---------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts

---------- ---------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
          SHARES                  73,483

                            ----- ----------------------------------------------
       BENEFICIALLY         8.    SHARED VOTING POWER
         OWNED BY                 None

                            ----- ----------------------------------------------
           EACH             9.    SOLE DISPOSITIVE POWER
        REPORTING                 73,483

                            ----- ----------------------------------------------
          PERSON            10.   SHARED DISPOSITIVE POWER
           WITH                   None

---------- ---------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           73,483

---------- ---------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                        / /

---------- ---------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.5%

---------- ---------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           PN

---------- ---------------------------------------------------------------------

--------------------------------              ---------------------------------
CUSIP No. 8166 18 201                          Page 6 of 12 Pages
--------------------------------              ---------------------------------

ITEM 1. SECURITY AND ISSUER

       This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Semele Group Inc., a Delaware corporation ("Semele"). The principal executive offices of Semele are located at 200 Nyala Farms, Westport, Connecticut 06880.

ITEM 2. IDENTITY AND BACKGROUND

       This statement is filed by the following four reporting persons (collectively, the Reporting Persons," and individually, a "Reporting Person"):

       1. Gary D. Engle. Mr. Engle is Chairman and Chief Executive Officer of Semele. Mr. Engle is also President and Chief Executive Officer of Equis Corporation, the general partner of Equis Financial Group Limited Partnership, a Massachusetts limited partnership ("Equis"). Equis is engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Engle's business address is 200 Nyala Farms, Westport, Connecticut 06880. Mr. Engle is a U.S. citizen.

       2. AFG Hato Arrow Limited Partnership ("Hato"), a Massachusetts limited partnership. Hato is a special purpose limited partnership whose assets consist of Semele Common Stock and a note receivable from Semele. The sole general partner of Hato is AFG Leasing VI Incorporated ("Leasing VI"), a Massachusetts corporation which serves as a general partner of a number of limited partnerships. The principal place of business and principal office of Hato and Leasing VI are located at 88 Broad Street, Boston Massachusetts 02110. The chief executive officer of Leasing VI is Mr. Engle, and Geoffrey A. MacDonald and Mr. Engle are the directors of Leasing VI. Leasing VI is controlled by Mr. Engle. Mr. MacDonald is Chairman of Equis Corporation. Mr. MacDonald's business address is 88 Broad Street, Boston, Massachusetts 02110. Mr. MacDonald is a U.S. citizen.

       3. AFG Dove Arrow Limited Partnership ("Dove"), a Massachusetts limited partnership. Dove is a special purpose limited partnership whose assets consist of Semele Common Stock and a note receivable from Semele. The sole general partner of Dove is Leasing VI. The principal place of business and principal office of Dove are located at 88 Broad Street, Boston Massachusetts 02110.

       4. AIP/Larkfield Limited Partnership ("Larkfield"), a Massachusetts limited partnership. Larkfield is a special purpose limited partnership whose assets consist of Semele Common Stock and a note receivable from Semele. The sole general partner of Larkfield is AFG Leasing IV Incorporated ("Leasing IV"), a Massachusetts corporation which serves as a general partner of a number of limited partnerships. The principal place of business and principal office of Larkfield and Leasing IV are located at 88 Broad Street, Boston Massachusetts 02110. The chief executive officer of Leasing IV is Mr. Engle, and

--------------------------------              ---------------------------------
CUSIP No. 8166 18 201                          Page 7 of 12 Pages
--------------------------------              ---------------------------------

Mr. Engle and Mr. MacDonald are the directors of Leasing IV. Leasing IV is controlled by Mr. Engle.

       During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On January 9, 2002, Mr. Engle transferred for no consideration 50,000 shares to five trusts for the benefit of his children, of which his brother serves as trustee.

ITEM 4. PURPOSE OF TRANSACTION

       Personal planning.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       As of the date of this statement, Mr. Engle beneficially owns 736,794 shares of Semele Common Stock, representing approximately 35.4% of the outstanding shares of Semele Common Stock, Hato beneficially owns 63,544 shares of Semele Common Stock, representing approximately 3.1% of the outstanding shares of Semele Common Stock, Dove beneficially owns 61,673 shares of Semele Common Stock, representing approximately 3.0% of the outstanding shares of Semele Common Stock, and Larkfield beneficially owns 73,483 shares of Semele Common Stock, representing approximately 3.5% of the outstanding shares of Semele Common Stock. The shares beneficially owned by Mr. Engle include 1,100 shares owned directly, 82,140 shares owned by the trustee of a rabbi trust for the benefit of Mr. Engle, which represent salary deferred by Mr. Engle through December 31, 2000, 454,854 shares owned indirectly through a family corporation controlled by Mr. Engle and the aggregate of 198,700 shares owned by Hato, Dove and Larkfield, which Mr. Engle is deemed to beneficially own because he has effective control over those partnerships. Mr. Engle disclaims beneficial ownership of all the shares he owns indirectly through the family corporation, except to the extent that he has a pecuniary interest in such shares under
Section 16(a) of the Act. Mr. Engle disclaims beneficial ownership of all the shares owned by Hato, Dove and Larkfield, except to the extent that he has a pecuniary interest in such shares under Section 16(a) of the Act. Hato disclaims beneficial ownership of the shares of Semele Common Stock owned by Mr. Engle, Dove or Larkfield, Dove disclaims beneficial ownership of the shares of Semele Common Stock owned by Mr. Engle, Hato or Larkfield and Larkfield disclaims beneficial ownership of the shares of Semele Common Stock owned by Mr. Engle, Hato or Dove.

--------------------------------              ---------------------------------
CUSIP No. 8166 18 201                          Page 8 of 12 Pages
--------------------------------              ---------------------------------

       Mr. Engle has the sole power to vote and dispose of, or to direct the vote and disposition of, the 455,954 shares of Semele Common Stock owned by him directly and indirectly through the family corporation. Mr. Engle has the sole power to vote or to direct the vote of the 82,140 shares of Semele Common Stock owned by the trustee of the rabbi trust, and no power to dispose of or to direct the disposition of such shares. Because Mr. Engle has effective control over Hato, Dove and Larkfield, he may be deemed to have the sole power to vote and dispose of, or to direct the vote and disposition of, the 198,700 shares of Semele Common Stock owned by those partnerships. Each of Hato, Dove and Larkfield has the sole power to vote and dispose of, or to direct the vote and disposition of, the shares of Semele Common Stock owned by it.

       There have been no other transactions in Semele Common Stock by any Reporting Person, or, to the best knowledge of the Reporting Persons, by any of the other persons identified in Item 2 above, during the 60-day period prior to the date of this statement, except as follows. On December 28, 2001, the family corporation controlled by Mr. Engle transferred for no consideration 100,000 shares to Mr. Engle individually. Also on December 28, 2001, Mr. Engle transferred for no consideration 50,000 of those 100,000 shares to five trusts for the benefit of his children, of which his brother serves as trustee.

       Except for the respective partners comprising each of Hato, Dove and Larkfield, the trustee of the rabbi trust for the benefit of Mr. Engle and the stockholders of the family corporation, no other person is known to have the right to receive or the power to direct the receipt of dividends from the Semele Common Stock owned by any Reporting Person. Except for the respective partners comprising each of Hato, Dove and Larkfield, the trustee of the rabbi trust for the benefit of Mr. Engle and the stockholders of the family corporation, no other person is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Semele Common Stock owned by any Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Of the shares beneficially owned by Mr. Engle, 82,140 shares are held by the trustee of a rabbi trust for the benefit of Mr. Engle. These shares represent Mr. Engle's salary from Semele through 2000, which he elected to defer. Shares in the rabbi trust attributable to Mr. Engle's salary are not subject to forfeiture. Shares in the rabbi trust attributable to any bonus from Semele deferred by Mr. Engle are forfeited and returned to Semele if Semele terminates Mr. Engle's employment for cause. Shares held in the rabbi trust for the benefit of Mr. Engle will be distributed to him on termination of employment, except that if Semele Common Stock is not then readily tradeable, Semele will redeem the shares in installments within three years at fair market value.

--------------------------------              ---------------------------------
CUSIP No. 8166 18 201                          Page 9 of 12 Pages
--------------------------------              ---------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       1. Joint Filing Agreement dated January 9, 2002, among the Reporting Persons.

--------------------------------              ---------------------------------
CUSIP No. 8166 18 201                          Page 10 of 12 Pages
--------------------------------              ---------------------------------


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2002                        /S/ GARY D. ENGLE
                                       ---------------------------------------
                                       Gary D. Engle

                                  AFG HATO ARROW LIMITED PARTNERSHIP
                                     By:  AFG Leasing VI Incorporated, its
                                          General Partner

January 9, 2002                           By: /S/ MICHAEL J. BUTTERFIELD
                                              --------------------------------
                                              Michael J. Butterfield, Treasurer

                                  AFG DOVE ARROW LIMITED PARTNERSHIP
                                     By:  AFG Leasing VI Incorporated, its
                                          General Partner

January 9, 2002                           By: /S/ MICHAEL J. BUTTERFIELD
                                             ---------------------------------
                                             Michael J. Butterfield, Treasurer

                                  AIP/LARKFIELD LIMITED PARTNERSHIP
                                     By:  AFG Leasing IV Incorporated, its
                                          General Partner

January 9, 2002                           By: /S/ MICHAEL J. BUTTERFIELD
                                              --------------------------------
                                              Michael J. Butterfield, Treasurer

--------------------------------              ---------------------------------
CUSIP No. 8166 18 201                          Page 11 of 12 Pages
--------------------------------              ---------------------------------


                                  EXHIBIT INDEX




EXHIBIT                                                           PAGE NUMBER
-------                                                           -----------


1.  Joint Filing Agreement dated January 9, 2002, among the            12
    Reporting Persons.

--------------------------------              ---------------------------------
CUSIP No. 8166 18 201                          Page 12 of 12 Pages
--------------------------------              ---------------------------------


                                                                       EXHIBIT 1
                                                                       ---------

                             JOINT FILING AGREEMENT

       As required by Rule 13d-1(k) of the General Rules and Regulations under the Securities Exchange Act of 1934, we hereby agree that the statement on
Schedule 13D to which this Agreement is an Exhibit is filed on behalf of each of us.

       IN WITNESS WHEREOF, this Agreement has been executed on behalf of each of us as of January 9, 2002.


                              /S/ GARY D. ENGLE
                              ------------------------------------------------
                                    Gary D. Engle

                              AFG HATO ARROW LIMITED PARTNERSHIP
                              By: AFG Leasing VI Incorporated, its General
                                  Partner

                                  By: /S/ MICHAEL J. BUTTERFIELD
                                      ----------------------------------------
                                       Michael J. Butterfield, Treasurer

                              AFG DOVE ARROW LIMITED PARTNERSHIP
                              By: AFG Leasing VI Incorporated, its General
                                  Partner

                                  By: /S/ MICHAEL J. BUTTERFIELD
                                      ---------------------------------------
                                       Michael J. Butterfield, Treasurer

                              AIP/LARKFIELD LIMITED PARTNERSHIP
                              By: AFG Leasing IV Incorporated, its General
                                  Partner

                                  By: /S/ MICHAEL J. BUTTERFIELD
                                      ---------------------------------------
                                      Michael J. Butterfield, Treasurer